UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Butterfly Network, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

Class B common stock, par value $0.0001 per share

(Title of Class of Securities)

Class A common stock: 124155102

Class B common stock: Not Applicable

(CUSIP Number)

Jonathan M. Rothberg, Ph.D.

c/o Butterfly Network, Inc.

530 Old Whitfield Street
Guilford, Connecticut 06437

(203) 689-5650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael L. Fantozzi, Esq.
John P. Condon, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

March 24, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 1 of 11

1	NAMES OF REPORTING PERSON Jonathan M. Rothberg, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,480,181 shares of Class A common stock and 26,426,937 shares of Class B common stock[1]
	8	SHARED VOTING POWER 6,929,241 shares of Class A common stock[2]
	9	SOLE DISPOSITIVE POWER 3,480,181 shares of Class A common stock and 26,426,937 shares of Class B common stock[1]
	10	SHARED DISPOSITIVE POWER 6,929,241 shares of Class A common stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,409,422 shares of Class A common stock and 26,426,937 shares of Class B common stock[12]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of the Class A common stock and 100% of the Class B common stock[3]
14	TYPE OF REPORTING PERSON IN

1 Consists of (i) 1,476,447 shares of Class A common stock of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.) (the “Issuer”) held by Jonathan M. Rothberg, Ph.D., (ii) restricted stock units for 1,051,457 shares of Class A common stock of the Issuer, of which RSUs for 129,788 shares vest within 60 days of March 26, 2021, held by Dr. Jonathan Rothberg, which vesting will be delayed to the extent the Issuer has not filed a Form S-8 registering such shares by the applicable vesting date, (iii) 952,277 shares of Class A common stock of the Issuer held by 1997 JMR Trust Common, LLC, and (iv) 26,426,937 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC and 4C Holdings V, LLC.

2 Consists of (i) 6,202,545 shares of Class A common stock of the Issuer held by 23rd Century Capital LLC, and (ii) 726,696 shares of Class A common stock of the Issuer held by Bonnie E. Gould Rothberg, M.D.

3 Calculated based on 164,862,472 shares of Class A common stock of the Issuer and 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 2 of 11

1	NAMES OF REPORTING PERSON Bonnie E. Gould Rothberg, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 726,696 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 726,696 shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,696 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0% of the Class A common stock[4]
14	TYPE OF REPORTING PERSON IN

4 Calculated based on 164,862,472 shares of Class A common stock of the Issuer and 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 3 of 11

1	NAMES OF REPORTING PERSON 23rd Century Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,202,545 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,202,545 shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,202,545 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.76% of the Class A common stock[5]
14	TYPE OF REPORTING PERSON OO

5 Calculated based on 164,862,472 shares of Class A common stock of the Issuer and 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 4 of 11

1	NAMES OF REPORTING PERSON 1997 JMR Trust Common, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 952,277 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 952,277 shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,277 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% of the Class A common stock[6]
14	TYPE OF REPORTING PERSON OO

6 Calculated based on 164,862,472 shares of Class A common stock of the Issuer and 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 5 of 11

1	NAMES OF REPORTING PERSON 4C Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,919,141 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,919,141 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,919,141 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.2% of the Class B common stock[7]
14	TYPE OF REPORTING PERSON OO

7 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 6 of 11

1	NAMES OF REPORTING PERSON 4C Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,621,701 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,621,701 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,701 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[8]
14	TYPE OF REPORTING PERSON OO

8 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 7 of 11

1	NAMES OF REPORTING PERSON 4C Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,621,701 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,621,701 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,701 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[9]
14	TYPE OF REPORTING PERSON OO

9 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 8 of 11

1	NAMES OF REPORTING PERSON 4C Holdings IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,621,701 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,621,701 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,701 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[10]
14	TYPE OF REPORTING PERSON OO

10 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 9 of 11

1	NAMES OF REPORTING PERSON 4C Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,642,693 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,642,693 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,642,693 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[11]
14	TYPE OF REPORTING PERSON OO

11 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 10 of 11

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed on February 22, 2021 (the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.), a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background.

Item 2 sections (a), (c) and (f) are hereby amended and restated in their entirety below:

(a) This Statement is being filed on behalf of (i) Jonathan M. Rothberg, Ph.D., (ii) Bonnie E. Gould Rothberg, M.D., (iii) 23rd Century Capital LLC, (iv) 1997 JMR Trust Common, LLC, (v) 4C Holdings I, LLC, (vi) 4C Holdings II, LLC, (vii) 4C Holdings III, LLC, (viii) 4C Holdings IV, LLC, and (ix) 4C Holdings V, LLC (together, the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(c) Dr. Jonathan Rothberg is the founder of Legacy Butterfly (defined below) and Chairman of the Issuer. He is a member of 23rd Century Capital LLC and is the sole manager of 1997 JMR Trust Common, LLC, 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC, and 4C Holdings V, LLC. Dr. Bonnie E. Gould Rothberg is the spouse of Dr. Jonathan Rothberg. Dr. Jonathan Rothberg is the founder of the 4Catalyzer medical technology incubator and the founder and Chairman of its companies.

(f) Dr. Jonathan Rothberg and Dr. Bonnie Gould Rothberg are citizens of the United States of America. Each of 23rd Century Capital LLC, 1997 JMR Trust Common, LLC, 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC, and 4C Holdings V, LLC is a limited liability company organized under the laws of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

On March 24, 2021, Rothberg Family Fund I, LLC distributed 28,120,307 shares of Class A common stock of the Issuer to its members, and member L7 Investments LLC further distributed its shares of Class A common stock of the Issuer to its members, each on a pro rata basis, for no consideration. As members of the Rothberg Family Fund I, LLC or L7 Investments LLC, Dr. Jonathan Rothberg, Dr. Bonnie Gould Rothberg, 23rd Century Capital LLC, and 1997 JMR Trust Common, LLC (the sole member of which is the Jonathan M. Rothberg Children’s Trust u/a/d April 24, 1997) each received shares from the distributions, and now hold their respective shares directly.

Item 4.	Purpose of Transaction.

There are no changes to the Item 4 information previously filed.

Item 5.	Interest in Securities of the Issuer.

Item 5 section (a) is hereby amended and restated in its entirety below:

(a) See responses to Items 11 and 13 on the cover page. Dr. Jonathan Rothberg shares the decision-making power (and has no power to decide on his own) with respect to the voting and disposition of the securities of the Issuer beneficially owned by 23rd Century Capital LLC. Dr. Bonnie E. Gould Rothberg is the spouse of Dr. Jonathan Rothberg. As a result, Dr. Jonathan Rothberg may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the securities of the Issuer held of record by 23rd Century Capital LLC and Dr. Bonnie Gould Rothberg. Dr. Jonathan Rothberg disclaims beneficial ownership of such securities for all other purposes.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 11 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety below:

As reported in Item 3, Dr. Jonathan Rothberg’s holds RSUs for 1,051,457 shares of Class A common stock of the Issuer. 1,038,300 of the RSUs will vest in equal quarterly installments over two years beginning on March 31, 2021, without regard to Dr. Jonathan Rothberg’s continued service to the Issuer, with full acceleration of vesting in the event of Dr. Jonathan Rothberg’s death or disability or a change in control of the Issuer. 13,157 of the RSUs vest in equal annual installments over three years beginning on February 16, 2022, subject to Dr. Rothberg's continued service through the applicable vesting date.

Certain of the Reporting Persons are parties to the Amended and Restated Registration Rights Agreement, dated as of February 12, 2021, by and among the Issuer, the initial stockholders, including Longview Investors LLC, certain affiliates of Glenview Capital Management, LLC and certain holders of Legacy Butterfly securities (the “Registration Rights Agreement”), pursuant to which the Issuer will be required to register for resale the securities held by the stockholders party thereto and which restricts the ability of the Reporting Persons from transferring its shares in the Issuer for the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, (x) if the last reported sale price of the Issuer’s common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the Closing or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer’s public stockholders having the right to exchange their shares of the Issuer’s common stock for cash, securities or other property.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, by and among Jonathan M. Rothberg, Ph.D., Bonnie E. Gould Rothberg, M.D., 23rd Century Capital LLC, 1997 JMR Trust Common, LLC, 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC and 4C Holdings V, LLC, dated as of March 26, 2021.

2.	Amended and Restated Registration Rights Agreement, dated as of February 12, 2021, by and among the Issuer, Legacy Butterfly and certain of their securityholders (incorporated by reference from Exhibit 10.19 the Form 8-K of Butterfly Network, Inc. filed with the Securities and Exchange Commission on February 16, 2021 (File No. 001-39292)).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2021	/s/ Jonathan M. Rothberg
Jonathan M. Rothberg, Ph.D.

/s/ Bonnie E. Gould Rothberg
Bonnie E. Gould Rothberg, M.D.

23rd Century Capital LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: President

1997 JMR Trust Common, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings I, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings II, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings III, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings IV, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings V, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager